Exhibit 99.1

PainReform Provides Year-End Business Update

Tel Aviv, Israel – April 7, 2025 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a specialty pharmaceutical company focused on the reformulation of established therapeutics and commercialization of the DeepSolar activities, today provided a business update for the year ended December 31, 2024.

Ehud Geller, Chairman and interim Chief Executive Officer of PainReform, stated, "While we remain committed to advancing the clinical development of PRF-110, our lead drug candidate targeting the extended post-operative pain relief market, we continue to execute our broader strategy of investing in high-margin, technology-driven sectors. The recent acquisition of DeepSolar, an AI-driven solar analytics platform, marks a significant milestone as PainReform expands into the high-growth clean energy sector—bringing the potential for meaningful revenue and long-term shareholder value. We expect DeepSolar’s scalable SaaS platform to drive revenue growth and intend to explore strategic partnerships with utility companies, solar technology providers, and smart grid operators.”

“Although we encountered a temporary setback in our Phase 3 clinical trial evaluating PRF-110 in post-surgical pain management for bunionectomy patients, we are focused on addressing the section of the final 24-hour data gap using advanced in-vitro and in-vivo models prior to proceeding with further clinical work. We have launched R&D activities to refine the pharmacokinetics and pharmacodynamics of PRF-110 based on the trial data.

In addition, PainReform previously received a notice from Nasdaq regarding non-compliance with the minimum shareholders’ equity requirement of $2.5 million. Following the recent $0.9 million raise through the Company’s at-the-market (ATM) program and the successful completion of the DeepSolar acquisition, the Company believes its shareholders’ equity now exceeds the required threshold. The Company remains committed to maintaining compliance with all applicable listing standards and continues to take proactive measures to ensure its equity position stays above the minimum requirement.

Financial Results for the Year Ended December 31, 2024

Research and development expenses were approximately $11.7 million for the year ended December 31, 2024, compared to approximately $6.0 million for the year ended December 31, 2023. The increase was primarily due to an increase in payments for clinical trial costs and manufacturing expenses that were offset by a decrease in subcontractors and consultants’ expenses.

General and administrative expenses were approximately $3.0 million for the year ended December 31, 2024, compared to approximately $3.6 million for the year ended December 31, 2023. The decrease was mainly due to insurance costs and share based compensation expenses.

Financial income, net, was approximately $93,000 for the year ended December 31, 2024, compared to financial income, net, of approximately $248,000 for the year ended December 31, 2023. The decrease was primarily due to a decrease of the cash in 2024.

Net loss for the year ended December 31, 2024 was approximately $14.6 million, compared to a net loss of approximately $9.3 million for the year ended December 31, 2023.

As of December 31, 2024, the Company had a positive working capital of approximately $2.0 million.

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2024 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/  and posted on the Company’s investor relations website at   https://painreform.com/investors/ . The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at info@painreform.com.

About PainReform

PainReform is a specialty pharmaceutical company focused on the reformulation of established therapeutics. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. In March 2025, we acquired the business operations related to an AI-driven solar analytics technology, DeepSolar. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PainReform’s expectations, beliefs and intentions including with respect to the anticipated benefits to PainReform of the acquisition of DeepSolar, the anticipated market opportunity and potential for revenue growth. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business, including due to the current war in Israel. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer
PainReform Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com